

Advantage Energy Income Fund – News Release

2008 Tax Information

March 4, 2009

Advantage Energy Income Fund **(TSX: AVN.UN, NYSE: AAV)**

2008 Canadian Tax Information

The following information is intended to assist individual Canadian Unitholders of Advantage Energy Income Fund ("Advantage" or the "Fund") in the preparation of their 2008 T1 Income Tax Return.

Cash distributions in 2008 are 100% taxable to Unitholders.

Trust Units held within an RRSP, RRIF, or DPSP

No amounts are required to be reported on the 2008 T1 Income Tax Return where Trust Units are held within an RRSP, RRIF or DPSP.

Trust Units held outside of an RRSP, RRIF or DPSP

Unitholders who hold their Trust Units outside of an RRSP, RRIF or DPSP through a broker or other intermediary and who have received cash distributions for the 2008 calendar year, will receive a "T3 Supplementary" slip directly from their broker or intermediary, not from the transfer agent of the Fund, Computershare Investor Services (the "Transfer Agent"), or the Fund.

Registered Unitholders of Trust Units who have received cash distributions for the 2008 calendar year from the Transfer Agent (and not from a broker or intermediary), will receive a "T3 Supplementary" slip directly from the Transfer Agent.

Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated to the Unitholders must be reported by the Unitholders in their 2008 Income Tax Return. Accordingly, the taxable amount of cash distributions received and receivable for the period from January 1, 2008 up to and including December 31, 2008 are included in your "T3 Supplementary" slip. The amount reported in Box (26) on the T3 slip should be reported on your T1 Income Tax Return as "Other Income". The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2009.

Adjusted Cost Base for Capital Gains

Holders of Trust Units are required to reduce the Adjusted Cost Base of their Trust Units by an amount equal to the cumulative cash received and receivable from cash distributions minus cumulative taxable amounts reported as "Other Income" on their slips (if any). If the amount of the reduction exceeds the Adjusted Cost Base, the excess should be reported as a capital gain and the Adjusted Cost Base will then be reset to zero.

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the Trust Units if the Trust Units are held as a capital property by the owner.

2008 U.S. Tax Information

The information that follows is being provided to assist U.S. individual Unitholders of the Fund in reporting distributions received from the Fund on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return for the calendar year 2008. This information is of a general nature only and is not intended to be legal or tax advice. In consultation with its U.S. tax advisors, the Fund believes that its Trust Units should be properly classified as equity in a corporation, rather than debt, and that the portion of the distribution which is considered to be a dividend for U.S. federal income tax purposes should be considered to be a "qualified dividend". As such, the portion of the distributions made during 2008 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer's situation must be considered before making this determination.

The Fund has not received an IRS letter ruling or a tax opinion from its tax advisors on these matters.

With respect to cash distributions paid during the year to U.S. individual Unitholders, 100% should be reported as "qualified dividends".

For further information of taxability of distributions paid by Advantage, please refer to the taxation section of our website at http://www.advantageincome.com/ir/taxes.shtml and consult your qualified tax advisor.

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
700, 400 – 3ᴿᴰ AVENUE SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com